299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

August 31, 2017

Tom Kluck

United States Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

Washington, D.C.  20549

Re:Secured Real Estate Income Strategies, LLC

Amendment No. 8 to Offering Statement on Form 1-A

Filed July 28, 2017

File No. 024-10623

Dear Mr. Kluck:

We are in receipt of your comment letter dated July 21, 2017, regarding Amendment No. 7 to the Offering Statement on Form 1-A filed by Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC)(the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the eighth amendment to the Offering Statement (“Offering Statement”), unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Description of Our Class A Units

Redemptions, page 130

1.  We note your response to comment 7. Please add disclosure defining the term “redemption request date.” Also, we note from the hypothetical you provided in your response that it seems as though redeeming investors will forfeit the value of the distributions declared on the Class A Units subject to the redemption request with record dates between the redemption request date and the Redemption Date. If true, please add appropriate disclosure, including disclosure in your Risk Factors section, describing this.

We have revised the Offering Statement to remove “redemption request date” as a defined term, and have added the terms “Redemption Effective Date,” which is the tenth (10th) business day following the date on which the Company publishes its NAV, and “Redemption Payment Date,” which is the date on which the redemption payment is made and is ten (10) business days after the Redemption Effective Date.

The redemption request date would be the actual day on which a member makes a redemption request, which can be any time up to and including the Redemption Effective Date.  The offering circular has been revised accordingly and contains the following description and example:

Redemption of our Class A Units will be made in connection with our quarterly NAV adjustments.  On a quarterly basis, the Company will make a NAV adjustment, which shall be disclosed in a supplement to this offering circular and published on the Company’s website on or about the first business day of each calendar quarter (“NAV Determination Date”).   During the first three (3) years following the date of a purchase of Class A Units, the per unit redemption price (“Redemption Price”) will be calculated based on the greater of $9.10 or the NAV per unit value published on the NAV Determination Date.  Beginning on the third anniversary of the record date of the purchase of Class A Units, the Redemption Price will be calculated based on the NAV per unit value on the NAV Determination Date.  Members wishing to redeem all or a portion of their Class A Units may make a redemption request at any time prior to and including the day that is ten (10) business days following the NAV Determination Date (“Redemption Effective Date”).  All redemption requests received between the Redemption Effective Date of the previous quarter and the Redemption Effective Date of the current quarter (a “Redemption Period”) will be paid in accordance with the terms set forth herein on the date that is ten (10) business days following the Redemption Effective Date (“Redemption Payment Date”).  Members may increase or decrease their redemption requests at any time during the Redemption Period and may cancel or withdraw their redemption request for any reason at any time prior to the Redemption Payment Date.    A member making a redemption request would be entitled to receive any distributions made between the date of the redemption request and the Redemption Effective Date and such distributions would not affect the Redemption Price.  If such member receives a quarterly distribution on or after the Redemption Effective Date, the Redemption Price paid on the Redemption Payment Date would be reduced to reflect the aggregate sum of such distribution.  For example, if a NAV Determination Date is June 1st, Members would be informed of the Redemption Price on such date through the filing of an offering circular supplement and by posting the Redemption Price on the Company’s website (Members who made requests during the Redemption Period prior to such date will also receive an email advising them of the effective Redemption Price) and would be able to make new redemption requests or modify or cancel previous redemption requests at any time prior to and including the Redemption Effective Date which is ten (10) business days following the June 1st NAV Determination Date.  All requests made on or before the Redemption Effective Date would be honored in accordance with the Company’s redemption plan and paid on the Redemption Payment Date which is ten (10) business days following the Redemption Effective Date.

2.  We note your response to comment 8. With a view toward revised and expanded disclosure, please provide support for the following features of your share repurchase program:

•the requirement to provide 90 days’ notice to redeem;

•subtracting from the redemption price any distributions declared with record dates during such 90 day period without a minimum time period after such a reduction in the offer price occurs to allow security holders to take action in response to the change in price;

•the fact that at the time the right to withdraw a redemption request expires, redeeming investors may not know the redemption price;

•your Managing Member’s ability, in its sole discretion, to amend, suspend or terminate the redemption plan at any time without notice; and

•your Managing Member’s discretion to decline any particular redemption request if it believes such action is necessary to preserve or facilitate your tax status.

Please also disclose in more detail under what circumstances the Managing Member may, on your behalf, require a member requesting redemption prior to twelve months following the purchase of its Class A Units to pay a redemption fee of 10% of the amount of the redemption request. Finally, please tell us where redeeming investors will be able to access the redemption price. We may have further comments.

We have revised our disclosure in the Offering Circular to address the issues as follows:

•We have removed the requirement of a 90 day notice.  Redemption requests can be made at any time up to and including the Redemption Effective Date, which is the day that is ten (10) days following the date on which the Company publishes its NAV on a quarterly basis.

•The amount paid in a redemption will be adjusted only for distributions made after the Redemption Effective Date but before the Redemption Payment Date.

•Redeeming investors will receive notice of a change to the NAV or redemption price via email, posting on the website and the filing of a supplement to the Offering Circular.

•The Managing Member must provide notice to any amendment, suspension or termination of the plan by filing an amendment to the Offering Circular at least thirty (30) days prior to such amendment, termination or suspension.

•The Managing Member may decline a redemption request as set forth in the disclosure.

•Redeeming Members may withdraw their redemption request at any time prior to the payment date.

•We have also removed the 10% redemption fee for redemptions made prior to 12 months.

We have also spoken with Investment Management and have sought to address the issues raised in the accompanying amendment.  We believe these concerns have all been resolved.

We are confident that this will resolve all of the remaining issues and that the offering can be qualified as soon as possible.  If possible, we would like to request a qualification date of September 15, 2017.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.